Exhibit 99.1

[LOGO] ZARLINK SEMICONDUCTOR                                        NEWS RELEASE

Zarlink Semiconductor Sells Packet Switching Product Line to Conexant Systems

OTTAWA, CANADA, October 25, 2006 - Zarlink Semiconductor (NYSE/TSX:ZL) today announced that it has sold the assets of its packet switching product line to Conexant Systems Inc. (Nasdaq:CNXT) for cash and other consideration, including a cash payment at closing of US$5 million and additional amounts based on revenue performance of the product line over the next two years.

      This US$5 million payment at closing will result in a one-time gain providing an additional US$0.03 of earnings in the current quarter. Zarlink's guidance for the Third Quarter Fiscal 2007 has been revised from break-even to an EPS of US$0.03, while having no impact on revenue guidance.

      Based in Irvine, California, Zarlink's packet switching product line has developed a range of Fast Ethernet aggregation switches for network access equipment. Conexant is a worldwide leader in semiconductor solutions for broadband communications and the digital home. The company's products enable the seamless delivery of broadband information between public access networks and the homes and businesses they serve.

      "This transaction places all parties in the best position to succeed," said Kirk K. Mandy, President and Chief Executive Officer, Zarlink Semiconductor. "The packet switching business is not core to Zarlink's long-term strategy, but its leading technology will prosper as part of a company with the scale to succeed in a competitive market. This transaction allows us to focus on key growth initiatives in the network communications, optoelectronics, ultra low-power wireless and analog foundry marketplaces."

About Zarlink Semiconductor

      For over 30 years, Zarlink Semiconductor has delivered semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications. The Company's success is built on its technology strengths including voice and data

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networks, optoelectronics and ultra low-power communications. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Regulatory Authorities, should visit the Company's web site at www.zarlink.com or contact Investor Relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: rapid technological developments and changes; our ability to continue to operate profitably and generate positive cash flows in the future; our dependence on our foundry suppliers and third-party subcontractors; order cancellations and deferrals by our customers; increasing price and product competition; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

                                     - 30 -

      Zarlink, ZL and the Zarlink Semiconductor logo are trademarks of Zarlink Semiconductor Inc.

For further information, contact:

Zarlink (Media)                             Zarlink (Investor Relations)
Ed Goffin                                   Mike McGinn
Media Relations                             Investor Relations
(613) 270-7112                              (613) 270-7201
edward.goffin@zarlink.com                   mike.mcginn@zarlink.com